**Exhibit 99.1**



# NetEase, Inc.
*(Incorporated in the Cayman Islands with limited liability)*
**(Stock Code: 9999)**

## DATE OF BOARD MEETING AND DATE OF PUBLICATION OF
## FIRST QUARTER 2026 EARNINGS ANNOUNCEMENT

The board of directors (the "**Board**") of NetEase, Inc. (the "**Company**") will hold a board meeting on Wednesday, May 20, 2026 (Beijing/Hong Kong time) for the purposes of, among other matters, approving the Company's unaudited results and announcement for the three months ended March 31, 2026 and the quarterly dividend for the first quarter of 2026 (the "**Results**"). The Company will announce the Results at or around 6:00 p.m. on Thursday, May 21, 2026 (Beijing/Hong Kong time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call with simultaneous webcast will take place at 8:00 p.m. on Thursday, May 21, 2026 (Beijing/Hong Kong time). The Company's management will be on the call to discuss the Results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10054538, 15 minutes prior to the initiation of the call.


By Order of the Board
**NetEase, Inc.**
**William Lei Ding**
*Director*


Hong Kong, May 7, 2026

*As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.*